UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, April 25th 2019

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report - Definitive Dividend Distribution

Dear Chairman:

In accordance with the provisions of Circular No. 660, dated October 22, 1986, of your Commission, and duly authorized, I hereby inform you as material information that at the Ordinary Shareholders Meeting (the “Meeting”) of LATAM Airlines Group S.A. (“LATAM”) held today, April 25th of 2019, the shareholders of LATAM approved the distribution of Definitive Dividend No. 50, Minimum Mandatory, up to complete the 30% of net income for the year 2018, that is, the equivalent amount in Chilean pesos of USD 54,580,443.06 which means to distribute a dividend of USD 0,090006185096 per share, payable on Thursday, May 16, 2019, in its equivalent in Chilean pesos according to the exchange rate "observed", published in the Official Journal on the fifth business day prior to the distribution day, that is, on May 10, 2019.

The shareholders of the Company shall be entitled to receive the dividend in proportion to their respective shareholding in the share capital, according to the number of shares they have registered in the Shareholders' Register at midnight of the fifth business day prior to the distribution date, that is, at midnight on May 10, 2019

The notice referred to in Section II of the aforementioned Circular 660 will be published on May 8, 2019, in the newspaper "La Tercera" of Santiago.

Form No. 1 is attached, which establishes the same Circular No. 660, duly completed and signed by the undersigned.

Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.

FORM Nº 1

DIVIDENDS DISTRIBUTION

1.	Company identification:

	1.01	Tax N°:	89.862.200-2

	1.02	Original form date:	25.04.2019

	1.03	Company name:	LATAM Airlines Group S.A.

	1.04	Securities Registration Record N°	0306

	1.05	Local Exchange Ticker::	Unique

	1.06	Código bolsa:	LTM

	1.07	Individualization movement:	50

2.	Dividend agreement and amount:

	2.01	Agreement date:	25.04.2019

	2.02	Agreement Settlement:	1

	2.03	Dividend amount:	54,580,443.06

	2.04	Currency type:	US

3.	Shares and shareholders with rights:

	3.01	Number of shares:	606,407,693

	3.02	Closing date:	10.05.2019

4.	Characteristics of the dividend:

	4.01	Dividend type:	2

	4.02	Year ended:	31.12.2018

	4.03	Payment type:	1

5.	Payment of the dividend in cash:

	5.01	Payment in cash:	0.090006185096

	5.02	Currency type:	US

	5.03	Payment date:	16.05.2019

6.	Distribution of the optional dividend in share: Not applicable.

7.	Observations:

7.01	The exchange rate used will be the “Observed Dollar” (dólar observado) published in the Official Journal of Chile (Diario Oficial) on May 10, 2019.

7.02	Payment of the dividend will be made through the Banco de Crédito e Inversiones (BCI), in any of its branches throughout the country, from Monday to Friday, from 9:00 a.m. to 2:00 p.m., for a period of 90 days counted from May 16, 2019, by check or bank account voucher, in both nominative cases. Shareholders who so request in writing will be deposited in current account or bank savings of the owner of the shares. These shareholders will be sent the voucher or notice of the respective bank deposit. Likewise, to the shareholders who so request in writing, the payment of the dividend will be sent to them by means of a nominative check, by certified mail sent to the address where the shareholder appears in the Company's records. Any request or change that a shareholder wishes to make with respect to the method of payment in accordance with the aforementioned, must be communicated until May 9, 2019. Once the aforementioned period of 90 days has elapsed since May 16, 2019, or in the case that they have been returned by mail to DCV Registros SA, the checks will pass into the custody of the latter until they are withdrawn by the shareholders.

Representatives can stand in for the shareholders, though a notarized authorization signed by the shareholder.

The attendance to shareholders regarding any aspect of the dividend payment will be exclusively done at the offices of DCV Registros S.A., located in 770 Huérfanos, 22nd floor, Santiago, from Monday to Friday, 9:00 a 17:00 hours.

7.03	The announcement referred by the Section II of the Resolution N° 660, dated October 22 of 1986, of the Commission for the Financial Market, will be published on May 8th of 2019, in “La Tercera” newspapers from Santiago

7.04	The Company is publicly traded.

7.05	The paid dividend is attributable to the earnings of 2018 fiscal year.

7.06	The ordinary shareholder meeting of the Company agreed the distribution of a dividend corresponding to 30% of the earnings of 2018, equivalent to US$ 54,580,443.06.

7.07	The tax effects from the dividend payment shall be informed accordingly to the shareholders.

The information contained in this from is exact and correct; therefore, I assume the corresponding legal responsibility.

Ramiro Alfonsín

Chief Financial Officer

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Mencio
	Name:	Juan Carlos Mencio
	Title:	VP Legal LATAM Airlines Group.